August 5, 2010	QMM: NYSE Amex
QTA: TSX Venture
NR-12-10

QUATERRA ANNOUNCES INCREASED SILVER RESOURCE AT NIEVES

          Preliminary metallurgy and Induced Polarization results also positive

VANCOUVER, B.C. — Quaterra Resources Inc. and 50% joint-venture partner Blackberry Ventures 1, LLC, today announced that Caracle Creek International Consulting Inc. of Toronto, Canada, has completed an updated NI 43-101 compliant independent resource estimate for its Nieves silver property in northern Zacatecas, Mexico.

Concordia and San Gregorio vein systems, Nieves Property

Estimated mineral resources1

Vein	Zone	Classification	Tonnes (t)2	Au (g/t)	Ag (g/t)	Au (oz) 3	Ag (oz) 3
Concordia	La Quinta	Indicated	4,590,000	0.10	103.4	14,757	15,259,171
Concordia	La Quinta	Inferred	10,516,000	0.08	85.5	27,048	28,907,758
San Gregorio	North	Inferred	4,005,000	0.15	79.4	19,315	10,223,998

1.  Prepared by Michelle Stone, P.Geo., Senior Geologist, Caracle Creek International Consulting Inc., an independent Qualified Person within the meaning of NI 43-101, using a reporting cut-off grade of 45 g/t Ag.  Au is reported to 2 decimal places and Ag to 1 decimal place.
2.  Tonnes rounded to the nearest 1,000.
3.  1 troy ounce = 31.103 grams.

Nieves’ initial indicated resource of 4.5 million tonnes averaging 103.4 g/t silver (3.02 oz/ton) contains 15.26 million ounces of silver. The inferred resources at La Quinta and North total over 14.5 million tonnes averaging 83.8 g/t silver (2.45 oz/ton) containing an additional 39.1 million ounces of silver. A summary of indicated and inferred resources at various cutoff grades is shown in Table 1-1 at the end of this news release.

The Caracle Creek report concludes that the resource displays strong continuity along strike and down dip and that mineralization continues beyond the extent of current drilling. The report recommends additional drilling to the west and east along both the Concordia and San Gregorio veins.

“The Nieves resource has grown and will continue to grow with additional drilling,” says Tom Patton, Quaterra’s President and CEO. “A number of untested IP anomalies appear to represent extensions of known mineralization on both the Concordia and San Gregorio veins. A lower cut-off grade, which would be possible in an open pit scenario, could also add ounces.”

Resource Estimation Methodology

The mineral resource estimate for the Nieves Property was completed by independent consultant Michelle Stone, P.Geo., Caracle Creek International Consulting Inc., using accepted, industry standard methods that conform with National Instrument 43-101. The resource model was been developed using Gemcom Surpac (v6.1.3).

The resource models for the La Quinta zone on the Concordia vein and the North zone on the San Gregorio vein have been generated from a database containing a total of 52 and 11 drill holes, respectively. Blocks were classified as Indicated where the average distance between sample pairs was less than 60 meters. Material was classified as Inferred if the distance between sample pairs was less than 180 meters.

Drill hole samples have been analyzed for silver and gold at ALS Chemex in Vancouver. All sample results are monitored with an appropriate QA/QC program and passed the quality checks. Bulk density was measured on core and pulp samples through the mineralized zone by ALS Chemex.  The SG used to calculate the tonnage was assigned to each model block using a mathematical relation of measured grade to SG.

Sample data has been composited to 2m intervals. The presence of potential outlier sample data has been evaluated and no top cuts have been applied for silver or gold. The grade of blocks measuring 10m by 10m by 2m were estimated using inverse distance squared.  A technical report on the Nieves Property will be filed with SEDAR within 45 days.

Geophysics. To date, 13 IPR (induced polarization/resistivity) lines have been completed over the Concordia and San Gregorio veins at 200 meter intervals. Results are preliminary but indicate that the Concordia and San Gregorio are two separate veins, not fault offsets of the same vein; and that strong anomalies along strike to the east and west on both veins have not been drilled. Additional IPR in progress on the Santa Rita and California veins should be completed by mid-August.

Metallurgical Testing. G&T Metallurgical Testing Ltd. of Kamloops, B.C. completed a preliminary metallurgical assessment on a 99 kg composite sample of coarse rejects from the recently completed core drilling program. The sample had an average grade of 79 g/t silver, a specific gravity of 2.74 and a Bond ball mill work index of 10.8 kWh/tonne (moderately soft rock). Open circuit flotation testing recovered 86% of the silver into a final concentrate assaying 2.3 kg/tonne silver.

Michelle Stone, of Caracle Creek International Consulting Inc., is the Qualified Person for this release.

On behalf of the Board of Directors,
Thomas Patton,
President & CEO, Quaterra Resources Inc.

Disclosure note

The results of the Caracle Creek International Consulting Inc. of Toronto resource estimate have been reviewed by Quaterra technical staff. The Company believes that the Caracle Creek resource estimate for the Nieves Silver Project was conducted in a professional and competent manner. Inferred resources are resources that have not been defined in sufficient detail to be characterized as Measured or Indicated resources. Mineral resources have not had economic considerations applied to them and are therefore not characterized as Reserves.

The mining terms “indicated resource” and “inferred resource” are used in this news release in accordance with Canadian regulations but are not recognized by the United States Securities and Exchange Commission. For clarification, the Company has no properties that contain “reserves” as defined by the SEC and is providing the forgoing, in part, in order to meet its requirements under National Instrument 43-101 adopted by the BC Securities Commission and the Canadian Securities Administrators.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995.  These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof.  The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website [or press release], such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 40-F which can be requested from us, and is available on our website at www.quaterra.com and at www.sec.gov/edgar.shtml.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla, Corporate Communications at ph: (604) 641.2746 or email: nrizgalla@quaterra.com.

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Table 1-1

Estimated mineral resources1
Concordia and San Gregorio vein systems, Nieves Property

Ag Range (g/t)	Vein	Zone	Classification	Tonnes (t)2	Au (g/t)	Ag (g/t)	Au (oz)3	Ag (oz)3
> 15.0	Concordia	La Quinta	Indicated	7,717,000	0.09	72.8	22,330	18,062,489
	Concordia	La Quinta	Inferred	31,019,000	0.06	46.6	59,838	46,474,147
	San Gregorio	North	Inferred	17,158,000	0.11	37.1	60,682	20,466,251

> 30.0	Concordia	La Quinta	Indicated	5,810,000	0.09	89.5	16,812	16,718,484
	Concordia	La Quinta	Inferred	17,291,000	0.07	66.4	38,915	36,913,558
	San Gregorio	North	Inferred	6,999,000	0.14	60.8	31,504	13,681,613

> 45.0	Concordia	La Quinta	Indicated	4,590,000	0.10	103.4	14,757	15,259,171
	Concordia	La Quinta	Inferred	10,516,000	0.08	85.5	27,048	28,907,758
	San Gregorio	North	Inferred	4,005,000	0.15	79.4	19,315	10,223,998

> 60.0	Concordia	La Quinta	Indicated	3,625,000	0.11	117.0	12,820	13,636,144
	Concordia	La Quinta	Inferred	6,319,000	0.09	107.8	18,285	21,901,045
	San Gregorio	North	Inferred	2,608,000	0.16	94.3	13,416	7,907,096

> 75.0	Concordia	La Quinta	Indicated	2,757,000	0.13	132.6	11,523	11,753,792
	Concordia	La Quinta	Inferred	3,734,000	0.11	136.3	13,206	16,363,187
	San Gregorio	North	inferred	1,792,000	0.17	107.1	9,795	6,170,569

> 90.0	Concordia	La Quinta	Indicated	2,057,000	0.14	149.8	9,259	9,907,038
	Concordia	La Quinta	Inferred	2,506,000	0.12	163.1	9,669	13,141,131
	San Gregorio	North	Inferred	1,383,000	0.17	114.6	7,559	5,095,708

> 120.0	Concordia	La Quinta	Indicated	1,106,000	0.16	189.8	5,689	6,749,150
	Concordia	La Quinta	Inferred	1,454,000	0.14	206.6	6,545	9,658,117
	San Gregorio	North	Inferred	460,000	0.17	137.8	2,514	2,038,003

> 150.0	Concordia	La Quinta	Indicated	655,000	0.19	229.0	4,001	4,822,525
	Concordia	La Quinta	Inferred	904,000	0.15	251.2	4,360	7,301,058
	San Gregorio	North	Inferred	72,000	0.19	169.4	440	392,142

1.
Prepared by Michelle Stone, P.Geo., Caracle Creek International Consulting Inc., an independent Qualified Person within the meaning of NI 43-101, showing tonnes in various Ag ranges.  Au is reported to 2 decimal places and Ag to 1 decimal place.

2.	Tonnes rounded to the nearest 1,000.
3.	1 troy ounce = 31.103 grams.